April 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neale-Johnson, Esq.

Re:	Fidus Investment Corporation
Registration Statement on Form N-2 (File No. 333-202531)

Dear Ms. O’Neale-Johnson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fidus Investment Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on April 19, 2017, or as soon thereafter as practicable.

Fidus Investment Corporation

By:	/s/ Shelby E. Sherard
Shelby E. Sherard
Chief Financial Officer